Pricing Supplement Dated August 3, 2009				Rule 424 (b) (3)

(To Prospectus Dated January 16, 2009)				File No. 333-156775

GMAC Inc.
Demand Notes - Floating Rate

Annual Yield:	2.25%

Effective Dates:	8-03-2009	through	8-09-2009